Filed by Nuveen AMT-Free Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Performance Plus Municipal Fund, Inc.

Commission File No. 811-05809

Nuveen Municipal Market Opportunity Fund, Inc.

Commission File No. 811-06040

Nuveen Premium Income Municipal Fund 2, Inc.

Commission File No. 811-06621

Nuveen National Municipal Closed-End Funds

Questions & Answers about Board Actions 2.5.16

What actions did the Nuveen Fund Board approve?

The Board of nine Nuveen closed-end funds: Nuveen Dividend Advantage Municipal Fund (NAD), Nuveen Premier Municipal Income Fund, Inc. (NPF), Nuveen Premium Income Municipal Fund, Inc. (NPI), Nuveen Select Quality Municipal Fund, Inc. (NQS), Nuveen Investment Quality Municipal Fund, Inc. (NQM), Nuveen AMT-Free Municipal Income Fund (NEA), Nuveen Municipal Market Opportunity Fund, Inc. (NMO), Nuveen Premium Income Municipal Fund 2, Inc. (NPM), and Nuveen Performance Plus Municipal Fund, Inc. (NPP) recently approved non-fundamental investment policy changes along with, subject to shareholder approval, two sets of fund mergers.

What investment policies are changing?

Each fund currently has a policy of investing

(i)	at least 80% of its assets in municipal securities rated investment grade or judged by the manager to be of comparable quality;
(ii)	up to 20% of its assets in municipal securities rated below investment quality (BB and below) or judged by the manager to be of comparable quality; and
(iii)	no more than 10% of its assets in municipal securities rated below B3/B- or judged by the manager to be of comparable quality.

Under the new policy, each fund may invest up to 35% of its assets in municipal securities rated BBB and below or judged by the manager to be of comparable quality. Effective immediately, each fund’s investment policy will change.

While each fund anticipates that it will increase its allocation to municipal securities rated BBB and below, when compared to historical levels, actual levels will vary with market conditions as well as the sub-adviser’s ongoing assessment of potential return and risk.

Nuveen Municipal Bond Closed-End Funds Q&A, 5 February 2016	page 2

In addition, the funds each have agreements related to preferred shares. These agreements currently have covenants aligned with the funds’ prior investment policy. Consequently, the funds will not be able to immediately take full advantage of the new investment policy’s enhanced flexibility until and unless the preferred share agreements are amended, which may occur at a future time.

The policies described above are non-fundamental policies and can be changed without shareholder approval.

Nuveen Municipal Bond Closed-End Funds Q&A, 5 February 2016	page 3

What Funds are being consolidated?

The table below provides further information on Target and Acquiring Funds:

Target Fund	Symbol	Acquiring Fund	Symbol
Nuveen Premier Municipal Income Fund, Inc. Nuveen Premium Income Municipal Fund, Inc. Nuveen Select Quality Municipal Fund, Inc. Nuveen Investment Quality Municipal Fund, Inc.	NPF NPI NQS NQM	Nuveen Dividend Advantage Municipal Fund, to be renamed Nuveen Enhanced Quality Municipal Fund	NAD

Nuveen Municipal Market Opportunity Fund, Inc. Nuveen Premium Income Municipal Fund 2, Inc. Nuveen Performance Plus Municipal Fund, Inc.	NMO NPM NPP	Nuveen Dividend Advantage Municipal Income Fund, to be renamed Nuveen Enhanced AMT- Free Quality Municipal Fund	NEA

Why has the Funds’ Board of Trustees recommended the merger?

The Funds have substantially similar investment portfolios, investment objectives, and policies. The proposed mergers are intended to enhance the Funds’ trading appeal and lower operating expenses by creating a single, larger fund. In its approval, the Fund Board concluded that the proposed mergers would be in the best interests of each Fund.

What are the potential benefits of the board actions?

The changes are expected to offer a number of potential benefits to Fund shareholders, including:

Investment Policy Change:

•	The potential for higher net earnings, as a result of the increased investment flexibility, that may support higher common share distributions
•	Increased investor appeal, which may enhance the funds’ secondary market trading prices relative to net asset value

Fund Mergers:

•	Increased portfolio and leverage management flexibility, due to a significantly larger asset base of the combined fund
•	Greater secondary market liquidity and ease of trading due to substantially more common shares outstanding
•	Lower operating expenses as a percentage of managed assets as certain fixed costs are spread over a larger asset base
•	Broader analyst coverage and increased awareness as closed-end fund analysts are limiting their coverage universe to the largest funds in a category

Nuveen Municipal Bond Closed-End Funds Q&A, 5 February 2016	page 4

Will my fund’s dividend change?

As has been the case in prior Nuveen municipal closed-end fund mergers, distribution amounts immediately following each merger are anticipated to be at least equal to pre-merger levels on a common share equivalent basis.

Will there be any taxable consequences from the proposed merger?

No. Each merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes. In addition, we anticipate that repositioning the surviving funds’ portfolios will not result in any net realized gains.

What actions do I need to take at this time?

You do not need to do anything at this time. More information on the proposed mergers will be contained in the proxy materials expected to be filed in the coming weeks. No shareholder action is required to implement the investment policy changes described above.

Proxy materials should be distributed electronically or by mail once they have been finalized. The funds engage a proxy solicitation firm – Computershare Fund Services - to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible. If you are a financial advisor, please encourage your clients to vote as soon as possible.

For more information about credit ratings, please see Moody’s, S&P, or Fitch definitions and discussion.

Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc.

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o market developments;

o legal and regulatory developments; and

o other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible for free on the SEC’s web site at www.sec.gov and on

Nuveen Municipal Bond Closed-End Funds Q&A, 5 February 2016	page 5

Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

This information does not constitute an offer for sale of any securities. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully when it is filed with the SEC in a few weeks, to find all important information regarding the proposals. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that any fund will achieve its investment objectives.

13798-INV-AN-12/16